UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2023

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated March 22, 2023 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION
Buenos Aires, March 22, 2023
Comisión Nacional de Valores

RE.: Proposal on the results for fiscal year ended December 31, 2022

I am writing to you in my capacity as Chairman of TELECOM ARGENTINA S.A. (“Telecom Argentina” or the “Company”), in order to inform you that the Company’s Board of Directors, in its meeting held today, resolved to submit the following proposal to the shareholders with respect to the retained earnings as of December 31, 2022:

“Consideration of Retained Earnings as of December 31, 2022, which amount to a negative balance of $207,832,672,505. Proposal: 1) Regarding the negative amount of $273,927,247,113 derived from the adjustment for the loss of the higher value assigned to the assets and liabilities identified and incorporated as of January 1, 2018 (effective date of the merger of Telecom Argentina and Cablevisión S.A.) which at that time led to the creation of the Contributed Surplus, to be reclassified to the Contributed Surplus account, which consequently, after such allocation, will reach a balance of $405,572,443,997. 2) Regarding the difference in Retained Earnings, which amounts to $66,094,574,608, to be allocated entirely to the Voluntary Reserve to maintain the capital investments level and the current level of solvency of the Company. Consequently, the Retained Earnings as of December 31, 2022, which amount to a negative balance of $207,832,672,505, will be fully absorbed, affecting the Contributed Surplus and the Voluntary Reserve to maintain the Company’s capital investments level and the current level of solvency. 3) Granting the Board of Directors the authority to possess the maximum flexibility to eventually decide the withdrawal of the Voluntary Reserve to maintain the Company’s capital investments level and the current level of solvency and to distribute dividends in cash or in kind or any combination of both options.

We note that this proposal sets forth amounts in constant currency as of December 31, 2022.

Sincerely,

Telecom Argentina S.A.

/s/ Carlos A. Moltini
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: March 22, 2023	By:	/s/ Luis Fernando Rial Ubago
		Name:	Luis Fernando Rial Ubago
		Title:	Responsible for Market Relations

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